DST Market Services, LLC

Statement of Financial Condition
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DST Market Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd Ave S Suite 1500
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Stucky 612-238-1548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Stucky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DST Market Services, LLC, as of February 28, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Stucky
Signature

Director of Finance, FINOP
Title

Erin E Christensen
Notary Public

Erin E Christensen
Notary Public, State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DST Market Services, LLC
Table of Contents
December 31, 2019

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to the Financial Statement	3



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of DST Market Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of DST Market Services, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2001.

DST Market Services, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	7,460,049
Accounts receivable, net of allowance of $1,059		12,204,310
Other assets and prepaid expenses		9,672,932
Property and equipment, net		500,515
Intangible assets, net		1,590,104
Goodwill		4,457,008
Total assets	$	35,884,918
Liabilities and Member's Interest		
Accounts payable	$	397,754
Accrued liabilities		2,775,819
Other liabilities		334,895
Total liabilities		3,508,468
Member's interest		
Member's capital		17,221,298
Retained earnings		15,155,152
Total member's interest		32,376,450
Total liabilities and member's interest	$	35,884,918

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

DST Market Services, LLC ("we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST" or "Parent"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker-dealer's financial advisors. We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts and the processing and servicing of alternative investments for broker-dealers.

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2.   **Summary of Significant Accounting Policies**

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. Accounts receivable, net resulting from contracts with customers were $11,794,633 at December 31, 2019.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2019 which were deemed Level 1, Level 2 or Level 3 other than a Level 1 mutual fund of $7,454,618 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Property and equipment

Property and equipment are recorded at cost with major additions and improvements capitalized. Furniture and fixtures, data processing and other equipment are depreciated using the straight-line method over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets

Intangible assets represent customer relationships acquired through a business combination. The estimated useful life of our intangible assets is 16 years, of which 3.6 years are remaining. Goodwill will be tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income taxes

In late December 2018, the Company made an election to be taxed as a single member Limited Liability Company (LLC) for federal income tax purposes effective January 1, 2018. We received acknowledgment from the IRS of this tax election in 2019 and, as such, the impacts of the conversion were recorded in 2019.

As a single-member LLC, we are disregarded as an entity separate from our owner for income tax purposes. Hence, for federal income tax purposes, our assets and liabilities, as well as our items of income, deduction, gain, loss and credit are reported in the operations of DST Systems, Inc. DST Systems, Inc. is included within the consolidated federal income tax return of SS&C.

Our accounting policy is to not present an income tax provision for a single member LLC, as this presentation reflects the economic activity and obligations of the entity as the entity is disregarded for federal and state tax purposes. Furthermore, no formal tax-sharing arrangement exists with this entity, and this entity does not have any commitment or obligation to fund any tax liability of the member with its earnings. This accounting policy is consistent with how the income tax returns are prepared.

Share-based compensation

We recognize expense related to SS&C restricted stock units and common stock options based on a Stock Compensation Recharge Agreement between us and SS&C. Pursuant to the terms of this agreement, we are charged an amount equivalent to the cost incurred by SS&C for equity awards related to our employees.

Subsequent events

The Company has performed an evaluation of subsequent events through February 28, 2020, which is the date the financial statements were available to be issued. No subsequent events were identified which would require recognition or disclosure.

3.   **Property and Equipment**

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2019:

Leasehold improvements	$	737,333
Furniture and fixtures		116,772
		854,105
Accumulated depreciation		(353,590)
Property and equipment, net	$	500,515

4.   **Other Assets and Prepaid Expenses**

We made certain transition assistance payments to customers in connection with entering into new customer agreements. These costs are deferred and amortized against revenue over the respective contract terms in proportion to revenues recognized. As of December 31, 2019, $9,445,432 has been recorded as deferred costs and are included in Other assets and prepaid expenses in the Statement of Financial Condition. These costs are assessed for recoverability periodically based on the expected future cash flows from the contracts with the respective customers. No impairments were recorded for the year ended December 31, 2019.

5.   **Goodwill and Intangible Assets**

Our goodwill of $4,457,008 at December 31, 2019 resulted from a business combination of TASS, LLC by DST in 2007, which was later merged into the Company. We test goodwill for impairment on an annual basis as of October 1st and at other times if a significant change in circumstances indicates it is more likely than not that the fair value of these assets has been reduced. Based on our 2019 annual goodwill impairment analysis performed using qualitative factors prescribed under ASC 350 (macroeconomic conditions, market and industry considerations, cost factors, our overall financial performance and other relevant entity-specific events), we concluded it was not more likely than not that the fair value of the business is less than the carrying value of the business. As such, no goodwill impairment was recorded for the year ended December 31, 2019.

The following table summarizes intangible assets at December 31, 2019:

Customer relationships	$	7,100,000
Less: accumulated amortization		5,509,896
Intangible assets, net	$	1,590,104

6.   **Related Party Transactions**

Shared services
We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

We participated in certain services management programs, wherein cash disbursements are funded by Parent. At December 31, 2019, we had a receivable from Parent of $409,677 and a payable to Parent of $336,906 reflected in Accounts receivable and Accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled regularly throughout the year.

Share-based compensation

We participate in SS&C's share-based compensation plan and had outstanding share awards, primarily in the form of SS&C common stock options and SS&C restricted common stock units.

7.   **Commitments and Contingencies**

We adopted ASU Topic 842, Leases on January 1, 2019. ASU Topic 842 did not have a material impact on our financial statements. We lease office space under a non-cancelable operating lease, which expires in 2022.

Total future minimum payments on our non-cancelable operating lease are as follows:

Future Minimum Lease Payments	Operating Leases
2020	$ 135,856
2021	138,927
2022	105,922
Total lease payments	$ 380,705

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

8.   **Significant Estimates and Concentrations**

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions

Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Reliability of systems

The Company relies on service providers that are integral to its revenue generating activities, certain of which are affiliates of the Company. A disruption of services provided, such as connectivity, may have an impact on the financial results of the Company.

9.   **Regulatory requirements**

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2019 of $3,981,224, which exceeded our net capital requirement by $3,731,224.